UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number: 000-25523 CUSIP Number: 69317R03

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	March 31, 2007

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PBS Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

433 Kitty Hawk Dr. Suite 226
Address of Principal Executive Office (Street and Number)

Universal City, TX 78148
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management of the Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly report on Form 10-QSB for the period ended March 31, 2007 to enable management, working with its independent accounting firm and legal counsel, to complete the Management’s Discussion and Analysis of Operation, on or before the end of the extension period. While management has not yet finalized this section of the Form 10-QSB, it expects to indicate that for the quarter ended March 31, 2007 compared to the quarter ended March 31, 2006 (i) net revenues increased by approximately .96%, (ii) gross profit decreased approximately 2.49%, (iii) operating expenses increased approximately 18.73% largely attributable to increases in general and administrative expenses, (iv) loss from operations increased approximately 68.53%, and (v) the Registrant experienced a net loss from operations which decreased by approximately 29.14%.

These numbers are being finalized and may vary from the final report to be filed on Form 10-QSB. They represent management’s best estimate of the Registrant’s results of operations as of the date of this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rick Matthews	(210)	656-4675
	(Name)	(Area Code)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes				No	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PBS Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2007	By:	/s/ Patrick D. Matthews
President and Chief Executive Officer